EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss) from continuing operations	$724,905	$(5,618,343)	$(5,154,749)	$1,210,213	$1,022,764
Interest expense	119,626	114,226	85,740	75,294	55,896
Portion of rentals deemed to be interest	3,366	3,286	3,297	3,322	3,339

Earnings	$847,897	$(5,500,831)	$(5,065,712)	$1,288,829	$1,081,999

Fixed Charges:
Interest Expense	$119,626	$114,226	$85,740	$75,294	$55,896
Portion of rentals deemed to be interest	3,366	3,286	3,297	3,322	3,339

Fixed Charges	$122,992	$117,512	$89,037	$78,616	$59,235

Ratio of earnings to fixed charges	6.9	-46.8	-56.9	16.4	18.3